December 16, 2024

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Bluemount Holdings Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted December 4, 2024
CIK No. 0002027815

On behalf of Bluemount Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 11, 2024 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002027815 (“F-1”), submitted on December 4, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to the Draft Registration Statement on Form F-1

Business
Overview, page 101

1.We note your response to comment 3. Please revise this subsection to describe how you are compensated for each of the services provided, such as commissions, flat fees or otherwise.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 108, 112, 119 and 120 of the Revised F-1.

Principal Shareholders, page 155

2.We note your response to comment 5. You disclose the percentage of total outstanding shares holders of Class A shares will need to maintain to continue to control the outcome of matters submitted to shareholders for approval. Please disclose the percentage of outstanding Class A shares the holders of Class A ordinary shares must keep to continue to control the outcome of matters submitted to shareholders for approval, as opposed to the percentage of total outstanding shares.

Response: In response to the Staff’s comment, the Company respectfully submits that percentage of outstanding Class A shares the holders of Class A ordinary shares must keep to continue to control the outcome of matters submitted to shareholders for approval cannot be calculated until the offering details is ascertained. The Company will revise the disclosure once the offering details is disclosed.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick